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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                           PRISM FINANCIAL CORPORATION
                       (Name of Subject Company (Issuer))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (including associated Rights)
                         (Title of Class of Securities)

                                   74264Q 10 8
                      (CUSIP Number of Class of Securities)

                           --------------------------
                                ROBERT K. HORTON
                              SENIOR VICE PRESIDENT
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                                 (416) 974-5151

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------
                                 April 25, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages


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                                  SCHEDULE 13D
CUSIP NO.    74264Q 10 8                                       Page 2 of 4 Pages
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
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
1.           NAME OF REPORTING PERSON:                                               Royal Bank of Canada
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                    (a) [ ]
                                                                                                   (b) [ ]
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3.           SEC USE ONLY

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4.           SOURCE OF FUNDS:
             WC
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                                             [ ]
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 Canada

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              NUMBER OF                7.          SOLE VOTING POWER:
                                                   See Item 5
               SHARES                  -------------------------------------------------------------------
                                       8.          SHARED VOTING POWER:
            BENEFICIALLY                           0
                                       -------------------------------------------------------------------
            OWNED BY EACH              9.          SOLE DISPOSITIVE POWER:
                                                   See Item 5
             REPORTING                 -------------------------------------------------------------------
                                       10.         SHARED DISPOSITIVE POWER:
            PERSON WITH                            0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON:                                                                 See Item 5
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES**                                                                 [ ]
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   100.0%

----------------------------------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON:                                                                 BK

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




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                                  SCHEDULE 13D
CUSIP NO.    74264Q 10 8                                       Page 3 of 4 Pages
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          This Amendment No. 2, constituting the final amendment, (this
"Amendment"), amends and supplements the statement on Schedule 13D filed by Royal Bank of Canada, a Canadian commercial bank ("Parent") and Prism Acquisition Subsidiary, Inc. (formerly, Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser"), on March 20, 2000, as amended by Amendment No. 2 to Schedule TO, filed on April 20, 2000 (as so amended, the "Schedule 13D"). The Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") together with associated rights to purchase preferred stock ("Rights," the Common Stock and the Rights, herein collectively, the "Shares") of Prism Financial Corporation, a Delaware corporation (the "Company").

          ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The response to Item 3 is hereby amended and supplemented by the addition of the following language:

                    "Parent acquired all of the issued and outstanding Shares of the Company pursuant to the Offer and the Merger with funds from its working capital for an aggregate amount of $110,851,875. In accordance with the Merger Agreement, at the Effective Time, Parent also paid $719,812.50 to certain holders of Company Stock Options."

          ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

               The response to Item 5 is hereby amended and supplemented by the addition of the following language:


                    (a)-(c) "On April 25, 2000, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company, such that the Company became a wholly owned, indirect subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (excluding (i) Shares held by any of the Company's subsidiaries, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent, and (iii) Shares held by stockholders who perfect their appraisal rights under the DGCL), was, by virtue of the Merger, converted into and became the right to receive the Cash Merger Consideration. Each Share held by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company immediately prior to the Effective Time, was, by virtue of the Merger, canceled and retired and ceased to exist without any payment being made with respect thereto. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation."

                    (d) "No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Company."




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                                  SCHEDULE 13D
CUSIP NO.    74264Q 10 8                                       Page 4 of 4 Pages
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                                    SIGNATURE

                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 27, 2000

                                        ROYAL BANK OF CANADA

                                        By: /s/ ROBERT K. HORTON
                                            ------------------------------------
                                              Name: Robert K. Horton
                                              Title:   Senior Vice President

                                        By: /s/ JAMES T. RAGER
                                            ------------------------------------
                                              Name: James T. Rager
                                              Title: Vice Chairman, Personal and
                                                     Commercial Banking